SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 10-SB


                 General Form For Registration of Securities of
                   Small Business Issuers under Section 12(b)
               Or 12(g) of the Securities and Exchange Act of 1934



                           CYNTECH TECHNOLOGIES, INC.
                 (Name of Small Business Issuer in Its Charter)


             UTAH                                               87-0443172
(State or other Jurisdiction of Incorporation)               (IRS Employer
                                                           Identification No.)


4305 Derbyshire Trace
Conyers, Georgia                                                 30094
(Address of Principal Executive Offices)                       (Zip Code)

          (770) 760-8732
(Issuer's Telephone Number, Including Area Code) to be registered under Section 12(b) of the Act:

                                                         Exchange on Which
Title of Each Class           Name of Each              to be so Registered

Securities                                      Each Class is to be registered

None                                                          None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001 par value, per share
(Title of Class)

Copy to:
Stephen Thomas, Esquire
Corporate General Counsel
416 Main Street, Suite 1012
Peoria, Illinois 61602
Telephone: (309) 637-8888
Facsimile:  (309) 637-8838


                                                 TABLE OF CONTENTS


Item                                                                                                      Page
-----                                                                                                     ----

                                                      PART I

1.    Business                                                                                              4

2.    Management's Discussion and Analysis                                                                  9

3.    Description of Property                                                                              10

4.    Security Ownership of Certain Beneficial Owners and Management                                       10

5.    Directors and Executive Officers                                                                     11

6.    Executive Compensation                                                                               12

7.    Certain Relationships and Related Transactions                                                       16

8.    Description of Securities                                                                            17

                                                      PART II

1.    Market Price of and Dividends on the Registrant's
      Common Equity and Related Stockholder Matters                                                        17

2.    Legal Proceedings                                                                                    18

3.    Changes in and Disagreements With Accountants                                                        18

4.    Recent Sales of Unregistered Securities                                                              18

5.    Indemnification of Directors and Officers                                                            20

6.    Y2K Compliance Status                                                                                21

                                                     PART F/S

1.    Financial Statements                                                                                F-1








                                                     PART III

Index to Exhibits:

2     Share Exchange Agreement
3(i). Articles of Incorporation, with amendments
3(ii).Bylaws
5     Legal Opinion of Stephen J. Thomas
10.   Material Contracts:

      a.   Optima Investments, Inc. Agreement
      b.   Oxford International, Inc. Agreement
      c.   CorpFinance Financing Agreement
      d.   R. Frank Meyer Consulting Agreement
      e.   Laska & Associates, Inc. Consulting Agreement
      f.   Kit Bromley & Company, Inc. Agreement
      g.   The Challenge, Ltd. Agreement
      h.   California Business Intelligence, Inc.  Agreement
      i.   Serengeti Products, Inc. & Engine Technologies, Inc. Agreement
      j.   Technology License Agreement - Cyntech Research & Engineering, Inc.
      k.   Engagement Agreement between Charles Tovey and Cyntech Technologies,
            Inc.
23    Consent of Tanner+Co.
27    Financial Data Schedule
99.   Proxy Statement

                                     PART I

Item 1.  Business

Forward-looking Statements

This Registration Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," estimate," "consider," or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. In addition, the Company does not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in
Section 21E of the Exchange Act.

History

Cyntech Technologies, Inc. (the "Company" or "Issuer") was organized under the name "Blytheburg, Inc." on February 5, 1986. On March 24, 1988, it changed its name to "Wasatch Fiber Group, Inc." On May 16, 1990, the Issuer entered into a Merger Agreement with Carbon Fiber Products, Inc., a Utah Corporation("CFP") and on December 17, 1992, changed its name to Carbon Fiber Products, Inc. Following the mailing of a Proxy Statement to all stockholders of record, the Issuer entered into an Exchange Agreement dated November 30, 1998, and as amended December 22, 1998, pursuant to which the Issuer changed its name to Cyntech Technologies, Inc. on December 24, 1998. Copies of the Proxy Statement and Exchange Agreement are attached hereto and incorporated by reference.

General

Cyntech, a Utah corporation, a development stage company, was formed to take advantage of the major problems of disposing of and recycling waste tires, rubber products, carpeting, plastics, oils, and other hydrocarbon waste products. Cyntech's primary focus is to develop chemical and petroleum recycling facilities utilizing its licensed proprietary technology.

Cyntech will seek to apply chemical engineering technological solutions to the recycling of waste tires, plastics, and carpet and rubber products into marketable petrochemical fuel products. Cyntech and its management view this as both economically sound and environmentally effective, although the technology which Cyntech intends to use is unproven in a commercial operational plant environment, is not yet operational, and has not been demonstrated to be cost-effective, even if it works. Cyntech plans to build a plant in Mt. Belvieu, Texas, to be operated by its wholly-owned subsidiary, Cyntech of Chambers County, Inc. ("Cyntech Chambers").

The proprietary process utilized by Cyntech, known as ThermReTec(R), is based on the general principals of "thermal vacuum distillation" and "thermal depolymerization" processes, which involves the recapture of hydrocarbons from the waste materials listed below. Cyntech Research & Engineering, Inc. ("Cyntech Research"), an affiliate of the Company, has filed a patent application for the proprietary process, and currently, is deemed to be a patent pending. From these waste materials, which Cyntech calls "feed stock," Cyntech plans to produce commercial quantities, in suitable quality for the marketplace, of the following:

                  1) Carbon black- to be gasified
                  2) Fuel gases and liquids
                  3) Liquid hydrocarbon - gas oil (medium and light viscosity)
                  4) Scrap steel

Cyntech's technology is designed to process, as its raw materials, scrap tires, plastic, carpeting, and automobile fluff (the plastic and non-metal residue from automobiles), which are presently taken to landfills. Such landfills are becoming crowded and unable to process these materials. This is a major problem, not only for landfills, but also for tire manufacturers and others seeking to process such waste products.

For these reasons, Cyntech believes it will be able to receive its raw materials at no cost and will, in fact, charge for accepting and the recycling of such materials. The materials will then be "broken down" or distilled in a thermal distillation process, which uses liquid condensation to remove and distill valuable petroleum products without actually applying flame or burning rubber or plastic products.

As presently contemplated, the "feed stock" waste products will be received by the Company for a "dump" or "tipping" fee, which Cyntech estimates will cover shredding, or preparation, costs for preparing these waste materials for introduction into its plants' vacuum distillation and gasification equipment.

While this is the operational objective of Cyntech, there is no assurance that Cyntech will be successful in these efforts.

Technology - Facility

Cyntech's licensed technology developments have been embodied in a patent application, submitted to the U.S. Patent office on February 12, 1998, developed by, and to be assigned to Cyntech Research and Engineering, Inc. ("Cyntech Research"), Cyntech Research is an affiliate of the Company. Cyntech of Chambers County, Inc. ("Cyntech Chambers") a wholly owned subsidiary of Cyntech acquired in August, 1998, is scheduled to be the first operating entity, and on November 30, 1998 was granted an exclusive license to use the technology from Cyntech Research in the United States. This internal arrangement requires Cyntech of Chambers to Compensate Cyntech Research as follows: a $500,000 installation fee, payable upon commencement of the initial phase of the first facility; and, an annual licensing fee of seven percent (7%) of the gross revenues of Cyntech Chambers.

Cyntech Chambers has informed the Company that it has performed substantially all of the planning functions for the planned development and construction of a chemical and recycling facility in Mt. Belvieu, Texas (the "Chambers facility"). In that connection, Cyntech Chambers has selected a general contractor, engaged an engineering firm to complete the detailed engineering drawings for the facility, and has selected a plant manger for the facility. In addition, Cyntech Chambers has advised the Company that it has secured a long-term loan commitment for financing of Phase I of the facility in the amount of $65,000,000, subject to a number of final requirements; the Company has independently verified this financing, and there can be no assurance that such financing will be closed. Finally, the Company has been informed that Cyntech Chambers has obtained certain contracts for the procurement of feedstock for the proposed facility and the sale of the end products.

Cyntech plans to commence construction of the facility in the first quarter of 2000 and complete it in the first quarter 2001. However, these plans are subject to Cyntech's ability to obtain substantial equity financing and the long-term debt financing referred to above, of which there can be no assurance.

Both the Chambers facility, and other projected facilities, during Phase I, are intended to operate three (3) reactors which will process "scrap" tires and rubber. The rubber processing reactors are planned to process approximately 72 million pounds per year, per reactor. Phases II and III will add two, or more, plastics' reactors, to process approximately 72 million pounds of plastics, carpet and automobile fluff, per year, per reactor.

Cyntech has not yet constructed a facility for processing scrap rubber or plastics. Moreover, its technologies, in some parts, are commercially unproven at this time, but many aspects of the plant design are drawn from standard petrochemical process technologies in use worldwide today in refinery and gasification operations on a larger scale. There is no assurance that the technology will function properly; that a facility can be constructed to apply such technology on an operational level; or that the plant(s) will operate economically.

The engineering and construction firms, however, will issue corporate guarantees that the plant will perform as designed and approximately 100% of the projected outputs will be achieved.

Management's  objective is to commence operations as soon as it has obtained the
equity   capital   necessary  to  fund  final   engineering,   and  to  commence
construction.

Structure

The first processing facility is being developed and will be owned by Cyntech's wholly owned subsidiary, Cyntech Chambers. This facility has been designed and contractor and engineering firms have been selected. Cyntech Chambers will utilize the licensed technology developed by Cyntech Research, which involves "upstream" and "downstream" technology to enhance vacuum type distillation reclamation processes, together with the refinement of distillate oils and fuel gas for use with co-generation equipment and other applications.

Cyntech's management represents that a plant manager and contractor for "feed stock" (i.e. raw material for refining), have been obtained. Additionally, Cyntech's management represents that Cyntech has obtained a long term financing commitment for the construction and development of the facility, in the amount of $65,000,000 from an international lending consortium.

Marketing and Markets

Target markets for Cyntech's products consist of the following:

                  1. Fuel gas and liquids

                  2. Firms that will use distillate oil for blending as a fuel source;

                  3. Firms desiring to blend such fuel for the marine diesel market

                  4. Firms desiring to use distillate oil for co-generation of electricity. In this regard, Cyntech anticipates using a portion of the distillate to power its facility(s)

                  5. Firms which will use carbon black for steel production, smelting, asphalt, paving, roofing, printing, paint manufacture, tones and carbon fibers; and petrochemical companies

                  6. Firms that desire to purchase the scrap steel end products from Cyntech, such as steel manufactures for blending and mini-mill operations.

There is assurance that sufficient long-term buyers and markets exist within the economical transport boundaries of Chambers to sell products if they can be successfully produced.

Cyntech believes it can sell the fuel, which it strips initially, to a refinery in Mt. Belvieu, Texas. It also believes a steel plant in Houston will be a buyer for scrap steel.

Competition

There are numerous suppliers of the various products which Cyntech plans to sell, including:

                  1.  Gas oils
                  2.  Carbon Black
                  3.  Scrap steel
                  4.  Fuel gases

However, Cyntech believes that it can produce these products more economically because of low, or no raw material costs, and its unique gasification technologies which give the company a potential superior market advantage.

Significant Transactions

Cyntech has entered into two significant contractual relationships, one with Cyntech Chambers and one with its affiliate, Cyntech Research. The contract with Cyntech Chambers provides that Chambers is obligated to compensate Cyntech after each plant becomes operational, a monthly management fee of four percent (4%) of the gross revenues of Chambers. Cyntech Research, an affiliate, has licensed its ThermReTec(R) technology to Cyntech Chambers for an initial term of ten (10) years from the date of payment of the initial fee, but not later than November 30, 1999, with two ten (10) years options to renew the licensing agreement. Cyntech Research will be compensated for the use of such technology in the form of a one-time fixed fee of $500,000.00 for phase I of each plant constructed, and $250,000.00, per phase, for phases II and III of each plant, if and when the plant is expanded, together with an annual licensing fee of seven percent (7%) of total gross operating revenues.

Governmental Regulation

Cyntech will be operating in a highly regulated industry. Among others, the EPA, various State Divisions of Oil and Gas, the Energy Commission, and various local environmental regulatory agencies will monitor and govern the plant activity of Cyntech once they become operational. Cyntech believes that it can operate effectively under all environmental regulations worldwide, but plant operations could be subject to close scrutiny.

Risk factors include, but are not limited to the following:

Cyntech  and  Cyntech  Chambers  are  development   stage  companies,   with  no
significant revenues from product sales, and the companies have a limited operating history.

The  Company's  capital   requirements  have  been,  and  will  continue  to  be
significant.

Cyntech Research & Engineering, Inc., an affiliate of the Company and a development stage enterprise, applied for a patent for its proprietary technology on February 12, 1998, with the final application filed on March 4, 1999. The patent application is currently classified as a patent pending; however, the patent application has not been approved at this time.

The Company's prospects will be significantly affected by its ability to successfully obtain long-term contracts with a limited number of major suppliers of feed-stock, principally used tires and plastics, and sales of products and end products to a few large customers.

The Company will operate in a growing industry, with many of the Company's competitors and potential competitors may be significantly larger and have significantly greater financial and management resources than the Company. The Company expects that competition will intensify in the markets to be addressed by the Company. The Company's current marketing efforts have focused primarily on a few large companies.

The Company believes that its continued success will depend to a significant extent upon the retention of its present and designated management group, including a number of independent consultants. The Company is currently working on long-term management contracts for the current executive officers and a number of consultants for the Company.

Item 2.  Management's Discussion and Analysis

On December 22, 1998, Cyntech Technologies, Inc. ("Cyntech Utah"), formerly Carbon Fiber Products, Inc., purchased Cyntech Technologies, Inc. (Nevada) and Cyntech of Chambers County (the "Acquirees"). The stockholders of the Acquirees received 25,900,000 shares of Cyntech Utah common stock. This business combination has been accounted for as a recapitalization of Cyntech Utah, giving effect to the acquisition of 100% of the outstanding common shares of the Acquirees. Accordingly, the consolidated financial statements of Cyntech at July 31, 1999 and 1998 assumes the acquisition of Cyntech Utah by the Acquirees occurred December 31, 1997 (date of inception). The surviving entity reflects the assets and liabilities of Cyntech Utah and the Acquirees at their historical book values.

Results of Operations

The statement of operations is that of the Cyntech Technologies, Inc. (Nevada) and Cyntech Chambers, deemed to be in the development stage, from December 31, 1997 (date of inception) through July 31, 1998, and the year ended July 31, 1999.

For the period from inception (December 31, 1997) through July 31, 1999, the Company generated no revenues from continuing operations, and had general and administrative expenses of $3,683,000, other income of $30,000 and a net loss of $3,653,000.

The Company estimates that construction of the first operating facility will be completed and placed into service during the first quarter of 2001. After a start-up period, estimated to take approximately one month, operating revenues will begin on or before April 30, 2001. Management plans to begin hiring, and training, management personnel and production employees during the third and fourth quarters of 2000 and first quarter of 2001.

After 15 years, the golf shaft operations of the formerly Carbon Fiber Products, Inc., were discontinued on or about July 31, 1999. Losses from discontinued operations are summarized in Note 13, of the Notes to the Consolidated Financial Statements. Accordingly, management believes that comparisons of this discontinued operation for the fiscal year ended July 31, 1999 and prior years would not be meaningful.

Liquidity and Capital Resources

At July 31, 1999, the Company had assets totaling $1,164,000, including prepaid expenses of $1,035,000, other current assets of $95,000, and equipment, net of accumulated depreciation, of $34,000; current liabilities in the amount of $2,241,000; and stockholders' deficit in the amount of $1,077,000. Since December 31, 1997(the date of inception), the Company has received $181,000 in cash contributed as consideration for the issuance of shares of common stock, $136,000 in cash contributed from related party notes payable, and $47,000 in cash contributed from the proceeds of long-term debt.

To meet projected funding requirements the two years ending July 31, 2001, the Company has engaged a non-related company to assist Cyntech Technologies, Inc. in raising approximately $10,000,000 in equity through one or more private placements. If the Company is unable to generate sufficient cash flows during the construction and start-up period for the first plant, management intends to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings.

The  Company  has  received  a  commitment  for  a  construction  and  permanent financing, in the amount of approximately $65,000,000, to build the first commercial hydrocarbon recycling and recovery facility in Mount Belvieu (Chambers County) Texas. After final engineering drawings are completed in approximately 120 days, the company expects to close the construction loan financing for the Chambers County project.

Item 3.  Description of Property

The Company's executive offices occupy rented space, on a month-to-month basis, at 4305 Derbyshire Trace, Conyers, Georgia. The Company utilizes this space owned by R. Frank Meyer, for which the Company pays rent in the amount of $175 per month, and reimburses Mr. Meyer for utilities, telephone, repairs and maintenance, and other normal operating costs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of July 31, 1999 with respect to the beneficial ownership of the Company's securities by officers and directors, individually and as a group. To the Company's knowledge on July 31, 1999, there were no holders of more than 5% of the Company's Common Stock other than Messrs.
R. Frank Meyer, Homer Cutrubus, Phida Cutrubus and Michael Dumdie, Trustee.

Beneficial ownership includes stock as to which a person has sole or shared voting or investment power and any shares of Common Stock, which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

         ----------------- ---------------------------------------- -------------------------- -------------

         Title of Class    Name and Address of Beneficial Owner     Amount and Nature of       Percent of
                                                                    Beneficial Owner           Class
         ----------------- ---------------------------------------- -------------------------- -------------

         Common Stock      TexOil Chemical Limited Partnership,    16,957,805 (1)               54.67%
                           4305 Derbyshire Trace, Conyers,
                           Georgia 30094
         ----------------- ---------------------------------------- -------------------------- -------------

         Common Stock      Michael Dumdie, Trustee,       P.O.      2,302,673 (2)                7.62%
                           Box 888682, Atlanta, Georgia 30356
         ----------------- ---------------------------------------- -------------------------- -------------

         Common Stock      Homer Cutrubus and Phidia Cutrubus,      2,033,274 (3)                6.73%
                           895 West Riverdale Road, Ogden, Utah
                           84405
         ----------------- ---------------------------------------- -------------------------- -------------

         Notes:
         (1) TexOil Chemical Limited Partnership, LP, a Nevada Limited Partnership, wholly owned by the immediate family members of R. Frank Meyrer's, including his wife, two adult daughters and trusts in the name of his two minor sons, for which Mrs. Meyer serves as the trustee. R. Frank Meyer holds no direct ownership of TexOil Chemical Limited Partnership, LP and disclaims beneficial ownership. The above table excludes stock options granted to Mr. R.F. Meyer.
         (2) Michael Dumdie, a nephew of R. Frank Meyer, serves as the trustee for a group of non-related shareholders.
         (3) Homer and Phidia Cutrubus are brothers and hold their interests individually and in two other partnerships, as noted below:

              Homer Cutrubus                                      482,899 shares
              Phidia Cutrubus                                     343,792 shares
              DNS                                                 362,490 shares
              H&P Investments                                     844,093 shares

Item 5.  Directors and Executive Officers.

The following table sets forth the name, age and position of each director and executive officer of the Company as of the date hereof.

---------------------------------------------- -------------- ----------------------------------------------

Name                                                Age       Position
---------------------------------------------- -------------- ----------------------------------------------

R. Frank Meyer                                      56        Chairman of the Board, President, Chief
                                                              Executive Officer
---------------------------------------------- -------------- ----------------------------------------------

Brian Hass                                          38        Executive Vice President, Secretary, Director
---------------------------------------------- -------------- ----------------------------------------------

William Meyer                                       53        Treasurer, Director
---------------------------------------------- -------------- ----------------------------------------------

J. W. Feighner, Jr.                                 49        Nominated as a Director (nominated by the
                                                              Board of Directors, subject to election at
                                                              the next annual meeting of shareholders)
---------------------------------------------- -------------- ----------------------------------------------

Ike A. Yancy                                        52        Vice President - Feedstock Acquisition
---------------------------------------------- -------------- ----------------------------------------------

J.P. Herrin, P.E.                                   70        Vice President - Engineering
---------------------------------------------- -------------- ----------------------------------------------

Dr. D. Johnson, P.E.                                68        Vice President - Research & Development
---------------------------------------------- -------------- ----------------------------------------------


The principal occupation, title and business experience of the Company's executive officers and directors during the last five years, including the names and locations of employers, is indicated below:

R. Frank Meyer

R. Frank Meyer is the Chairman, Director, President and Chief Executive of Cyntech Technologies, Inc. since December 22, 1998, based in Conyers, Georgia. Prior to the merger of Carbon Fiber Products, Inc., he was Chairman, President and Chief Executive Officer of Cyntech Technologies, Inc. (Nevada) from June16, 1998 until December 22, 1998. From 1987 until June 1998, Mr. Meyer was an independent consultant, and held executive positions with a number of waste recycling companies, in cooperation with other chemical, electrical, and power engineers and scientists, primarily in the development of hydrocarbon recovery technologies. He has worked for several companies over the years in developing and applying chemical engineering technologies to solve the waste rubber and plastics problem. Prior to his entrance into the recycling field, Mr. Meyer was a contractor-developer, principally in the development and construction of resort developments in the Caribbean and housing projects. Mr. Meyer holds a BA degree in Industrial Management and a minor in Accounting from the University of South Florida.

Brian Hass:

Mr. Hass is a Director and the Executive Vice President of Administrative Services, based in Conyers, Georgia office. He is responsible for all administrative functions for the company including staff personnel; plant personnel; federal and state environmental compliance requirements; legal and accounting; real estate management; Board of Directors administration; and public and investors relations. Mr. Hass has been with the Cyntech Technologies, Inc. (Nevada) since December 1997, and remained through the merger with Carbon Fiber Products on December 22, 1998. He holds a Masters of Business Administration (MBA) degree from Georgia State University.

William Meyer:

Mr. Meyer is a Director and Treasurer. Currently he is also a part-time Realtor and real estate developer in Georgia, and has been on the Board since June 16, 1998. He was formerly a high school basketball coach and instructor, teaching economics and government, in the State of Georgia for over 28 years. Mr. Meyer has a BA degree in education and pre-law from the University of South Florida.

Ike Yancy:

Mr. Yancy is Vice President of Feedstock Acquistion. He joined the company in April, 1999 to coordinate the acquisition of all waste feedstock for all U.S. based plants. He has had extensive experience in the plastics industry, and has worked with major companies, in key management positions, such as N.L. Industries, Anzon America, and Maritz Performance Improvement Company. Mr. Yancy was Vice President, Marketing, for Commander Aircraft Company in Oklahoma City, Oklahoma before joining the Company. He holds a Bachelor of Arts Degree from the University of Alabama.

J. William Feighner:

Mr. Feighner has been nominated to be Director of the Company, subject to ratification by the shareholders at the next annual meeting. He is President of Vista Craft, Inc. in Columbus, Georgia, a screen printing firms with major clients and also President of Varsity Developers, a company that owns thirty-two
(32) shopping centers in the southeastern United States. Mr. Feighner holds a BS degree in Industrial Management from Georgia Tech and a Master of Business Administration from Tulane University.

J.P. Herrin, P.E.:

Mr. Herrin is the Vice President - Engineering, based in Houston, Texas. He has been associated with the company since December31, 1997 and has worked with Mr. Meyer extensively for the past ten years on power generation applications using the end products from waste tires and plastics. Mr. Herrin is also President of J.P. Herrin & Associates, a power generation consulting engineering firm. He has been responsible for the construction of twenty-six power generation plants. Mr. Herrin holds a degree in Chemical Engineering from Oklahoma State University. Dr. D. Johnson, P.E.:

Dr. Johnson is Vice President of Research and Development for the Company. He has been associated with Cyntech since December, 1997 and has spent many years working with R. Frank Meyer and other Cyntech management on many aspects of plant design and engineering applications to convert certain licensed hydrocarbon recovery technologies into practical utilization to produce various end-products acceptable in the market place. He is responsible for all research to develop new product applications for the Company such as methanol and MTBE, diesel and gasoline production, and liquids.

Dr. Johnson was formerly Vice President Research and Development of American Cynamid, and holds a Ph.D. in Chemical Engineering from the University of Minnesota.

Item 6.  Executive Compensation

Summary of Compensation Table

----------------------------- --------------- --------------- ------------------- ---------------------- ----------------------

Name and Principal Position     Year Ended    Salary ($)          Bonus ($)          Consulting Fees         Stock Options
                                 July 31,                                             Compensation              Granted

----------------------------- --------------- --------------- ------------------- ---------------------- ----------------------

R. Frank Meyer, Chairman of   1999            $-0-            $-0-                      $ 180,000        Note (1)
the Board, President and
CEO                           1998            $-0-            $-0-                      $ 105,000


----------------------------- --------------- --------------- ------------------- ---------------------- ----------------------

Brian Hass, Secretary and     1999            $-0-            $-0-                      $     -0-        Note (3)
Director
                              1998            $-0-            $-0-                      $     -0-
----------------------------- --------------- --------------- ------------------- ---------------------- ----------------------

William F. Meyer, Treasurer   1999            $-0-            $-0-                      $     -0-        Note (4)
- Director
                              1998            $-0-            $-0-                      $     -0-
----------------------------- --------------- --------------- ------------------- ---------------------- ----------------------

Ike A. Yancy, Vice            1999            $-0-            $-0-                      $     -0-
President  Feedstock
Acquisition                   1998            $-0-            $-0-                      $     -0-
----------------------------- --------------- --------------- ------------------- ---------------------- ----------------------

Stock Options Granted:

1. R. Frank Meyer was granted options, during May of 1998, to purchase 5,000,000 shares of restricted common stock. The options are performance based, are exercisable at the time the equity financing for the first plant is in place, the construction and permanent financing debt is closed and the plant commences construction. The options are exercisable at $.20 per share, for five (5) years from the date of authorization by the Board of Directors, which was approved on May 2, 1998, and will expire on December 22, 2003, unless exercised. Due to the merger of the company on December 22, 1998, the rollback number of shares is approximately 2,000,000 shares.

Issued shares will be restricted for twenty-four months from date of issuance.

As a member of the Board of Directors, Mr. Meyer has been granted additional restricted options:

     a) For the initial two-month period from June 16, 1998 to July 31, 1998, 16,000 shares have been granted. b) For the twelve-month period from August 1, 1998 to July 31, 1999, 96,000 shares have been granted.

     Issued shares, are exercisable at $.25 per share, will be restricted for twenty-four months from date of issuance, and will expire on July 31, 2000 and July 31, 2001.

In order for a Board member to have, an exercise, stock options while a sitting member of the Board of Directors, a Board member must serve a minimum of twelve consecutive months. The stock options are restricted for twenty-four months and exercisable after the first twelve months of each year that the Board member serves.

2. Laska & Associates, Inc., Management Consultants for the Company, were granted, in the Engagement Agreement dated October 1, 1999, options to purchase 1,000,000 shares of restricted common stock, to vest at the rate of 250,000 shares per year, at $.20 per share, and will expire on December 2004, unless exercised. Issued shares will be restricted for twenty-four months from date of issuance.

3. William F. Meyer, as a member of the Board of Directors, has been granted the following restricted options:

     a) For the initial two-month period from June 16, 1998 to July 31, 1998, 16,000 shares have been granted. b) For the twelve-month period from August 1, 1998 to July 31, 1999, 96,000 shares have been granted.

Issued shares, are exercisable at $.25 per share, will be restricted for twenty-four months from date of issuance, and will expire on July 31, 2000 and July 31, 2001.

4. Brian Hass, as a member of the Board of Directors, has been granted the following restricted options:

     a) For the initial two-month period from June 16, 1998 to July 31, 1998, 16,000 shares have been granted. b) For the twelve-month period from August 1, 1998 to July 31, 1999, 96,000 shares have been granted.

Issued shares, are exercisable at $.25 per share, will be restricted for twenty-four months from date of issuance, and will expire on July 31, 2000 and July 31, 2001.

5. J.P. Herrin was granted options to purchase 230,000 shares of restricted common stock. The options are exercisable at $.001 per share, and will expire on December 22, 2000, unless exercised. Issued shares will be restricted for twenty-four months from date of issuance.

6. Dr. D. Johnson was granted options to purchase 230,000 shares of restricted common stock. The options are exercisable at $.001 per share, and will expire on December 22, 2000, unless exercised. Issued shares will be restricted for twenty-four months from date of issuance.

7. Douglas Moore was granted options to purchase 100,000 shares of restricted common stock, as compensation for past services rendered as Chief Executive Officer of Carbon Fiber Products, Inc. The options become vested at the rate of 25,000 shares for each full year of service with the Company, are exercisable at $.25 per share, and will expire on May 2, 2000, unless exercised. Issued shares will be restricted for twenty-four months from date of issuance.

Item 7.  Certain Relationships and Related Party Transactions

The Company has not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder, nor has the Company entered into transactions with any member of the immediate families of the foregoing persons (includes spouse, parents, children, siblings, and in-laws) nor is any such transaction proposed, except as follows:

1. The Company has entered into a consulting agreement with R. Frank Meyer (the President and Chief Executive Officer of the Company), for which Mr. Meyer will receive a minimum compensation in the amount of $12,000 per month, plus medical reimbursements, office and other business expenses, for the period December 31, 1997 through December 31, 2007, or such time as the Mr. Meyer and Company enter into an agreement to employ Mr. Meyer on a full time basis.

2. The Company has entered into a consulting agreement with Laska & Associates, Inc. for management and business consulting services, for which the firm will receive minimum compensation in the amount of $15,000 per month, plus expenses, for the period December 31, 1997 through September 30, 1999, and the minimum amount of $5,000 per month, plus expenses, for the period October 1, 1999 through December 2001.

3. On August 5, 1998, the Company acquired all development rights for the Chambers County recycling facility from Tex-Line Limited Partners, LP, for $1 million, in exchange for 384,648 post split, shares of the company, with a stated basis of $2.60 per share. The Company acquired all rights and interests in the proposed facility, after the financing had been arranged, the sale of end products locally was completed, site for the facility was identified, and preliminary work on the air quality permit was commenced. Having fulfilled the pre-acquisition requirements, Cyntech Chambers development rights were acquired on July 31, 1998.

4. The Dumdie Financial Trust, is a closed trust for a number of non-related shareholders of the Company's stock. Michael Dumdie, the Trustee for the Trust, the nephew of R. Frank and William Meyer, is not an employee or an agent of the Company.

5. Century Caribbean Limited Partnership, LP, TexOil Chemical LP, a Limited partnership, for which R. Frank Meyer is a partner, as of July 31, 1999 loaned $112, 000 to the Company, payable on demand, with interest at 9% per annum.

6. Cyntech Research & Engineering, Inc., a Georgia corporation, owns the patent rights which have been licensed exclusively to the Company for use in the United States, for minimum period of ten years. Cyntech Research & Engineering, Inc. is an affiliated company, not owned by Cyntech Technologies, Inc., either directly or indirectly. R. Frank Meyer is an officer, director and shareholder of Cyntech Research & Engineering, Inc. There are other officers, directors and shareholders of Cyntech Research that are also shareholders of the Company.

7. H&P Investments, a Utah general partnership, in which Homer and Phidia Cutrubus are the Partners and are deemed to be beneficial owners of these shares. DNS is a Utah general partnership, in which Homer Cutrubus is a general partner and is deemed to be beneficial owner of these shares.

Item 8.  Description of Securities

The Company's authorized capital consists of 100,000,000 shares of Common Stock, par value $.001 per share. Holders of shares of Common Stock are entitled to one vote per share at all meetings of stockholders. Stockholders are not permitted to cumulate votes in the election of directors. All shares of Common Stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of Common Stock. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities. The outstanding shares of Common Stock are duly and validly issued, fully paid and non-assessable.

As of the date hereof, July 31, 1999, the Company has outstanding 30,227,817 shares of Common Stock.


Part II:

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market for Common Stock and Related Stockholder Matters:

There is currently a public trading market for the Company's Common Stock on the OTC Bulletin Board.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock, except as noted above.

As of the date hereof, there are 30,227,817 shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") and the Company has not agreed to register any shares of Common Stock under the Securities Act for sale by security holders.

The Company is not, and has not proposed to, publicly offer any shares of Common Stock at this time.

Holders of Record

As of July 31, 1999, there were approximately 308 holders of record of the Company's Common Stock, and the number of beneficial holders was approximately 312.

Dividends

The Company has never paid a cash dividend on its Common Stock, nor does the Company anticipate paying cash dividends on its Common Stock in the immediate future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to allocate to retained earnings, if any, to fund growth and expansion. Under Utah law, a Company is prohibited from paying dividends if the Company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the Company's total liabilities and preferences to preferred shareholders exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

Item 2.  Legal Proceedings

As of the date hereof, the Company is not a party to any material pending legal proceeding, and is not aware of any threatened legal proceeding.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There has been no change in principal independent accountants or reported disagreements on any matter of accounting principles or procedures or financial statement disclosures during the Company's two most recent audited fiscal years.

Item 4.  Recent Sales of Unregistered Securities

No securities that were not registered under the Securities Act have been issued or sold by the Company within the past three years, except as described below.

1.    Optima Investments, Inc., Houston, Texas.

Cyntech Technologies, Inc. (Nevada) entered into an Agreement on October 30, 1998, with Optima Investments, Inc. ("Optima") to raise $10,000,000 in equity capital for the Company, after the Company became a public company. The original agreement, plus an addendum, was entered into in January of 1999, required Optima Investments, Inc. and its principal officers (Robert Pennington and Harold Crumb), to provide a public vehicle for Cyntech Technologies, Inc. (Nevada), and arrange $10,000,000 equity for the Company (post merger), in four stages of $2,500,000 each.

Optima failed to perform the terms of the Agreement of October 30, 1998, and the subsequent amendment, requiring funding Cyntech Technologies, Inc. for the $10,000,000 or any part thereof by the required date of February 28, 1999. The Company extended the funding completion date to March 31, 1999, and on March 31, 1998, notified Optima in writing that the Company was terminating the October, 1998 Agreement, due to Optima's failure to perform by raising the required funds for the company.

Cyntech  Technologies,  Inc.  paid  $6,000 to Optima to  complete  the  proposed
Section 504/506 Private Placement Memorandum (PPM) for $2,500,000, which was never funded. Optima failed to complete the funding requirements for Cyntech, as required in the October, 1998 Agreement.

In order to settle the contract agreement, Cyntech Technologies, Inc. agreed Optima to retain 300,000 free trading shares of the Company's stock, as compensation to release the Company and to sever any and all relationships with Optima and its principals. The Settlement Agreement with Optima was executed on May 1, 1999, in order to avoid a protracted legal engagement, which would distract senior management time and efforts in moving the company forward.

Optima Investments, Inc. and its principals acknowledged in the Settlement Agreement that the 300,000 free trading shares were not registered and could not be sold in the open market until such shares were registered in accordance with the rules and regulations of the Securities and Exchange Commission and, if applicable, all State of Texas legal requirements.

The settlement is reflected in the company financial statements as compensation for services rendered. The shares issued are for services rendered to Cyntech Technologies, Inc. and the allocation of shares are taxable to Optima Investments, Inc. Optima, and as of July 31, 1999, such shares have not been sold or transferred.

2.    Serengeti Products Company, Inc., Houston, Texas.

The Company, Cyntech Technologies, Inc. (Nevada), entered into a contract to purchase 50% of the assets of Serengeti Products, Inc. and Engine Technologies, Inc., both companies based in Houston, Texas. The original contract was modified on February 19, 1999 by the Board of Directors, whereby the original contract which called for 50% purchase in Stage 1, and the remaining 50% to be purchased in 2-3 months based on revenue projections. Under the new Agreement, Cyntech Technologies, Inc. will purchase 100% of both Serengeti products, Inc, Serengeti International, Inc., and Engine Technologies, Inc. for $1,125,000, with $400,000 cash to be provided for working capital and the balance of the purchase price to be $900,000 of Cyntech common stock with a stated value of $5.00 per share.

In order to effect the first step of the acquisition, Cyntech's Board of Directors authorized the issuance of 300,000 free trading shares to Serengeti Products, Inc. Serengeti Products, Inc. subsequently sold the shares into the market place, without the knowledge or consent of the Company or its senior management. Subsequent to July 31, 1999, the Company agreed to allow the proceeds from the sale shares sold, in the amount of approximately $76,000, will be applied as a downpayment on the acquisition of the various companies noted herein. Cyntech Technologies, Inc. will make a decision within the next forty-five days if it will move forward and close on the proposed acquisition or void the offer.

3.   Oriental New Investments (ONI). Denver, Colorado.

The Board of Directors authorized the sale of 225,000 shares of the Company's common stock in a private placement arrangement, with Optima Investments, Inc. acting as an agent for Cyntech Technologies, Inc. These funds were utilized to fund the Cyntech of Chambers County operations formerly based in Houston, Texas. The company received $60,225.00 from ONI from the private placement.

4.    Oxford International, Inc. Bethesda, Maryland.

The Board of Directors authorized the issuance of 400,000 free trading shares to Oxford International, Inc. for the purpose of arranging equity financing using restricted shares from one of the company's major shareholders in the amount of $2,500,000. For various reasons, Oxford was unable to perform on the agreement in a timely manner.

Oxford International was instrumental in arranging the $65,000,000 financing for the Chambers County project in Texas. Thus, the Board of Directors agreed to a settlement, with Oxford to retain the shares issued with a provision that the shares could not be sold, since the shares were unregistered securities. As of July 31, 1999, Oxford has not sold any shares to the public. The settlement reflects a partial payment of a fee due under the Agreement with Oxford for the placement of the plant financing in Texas, with the balance to be paid in cash at closing with the lender in the future. This is considered to be a compensatory payment.

Item 5.  Indemnification of Directors and Officers

The Company's Certificate of Incorporation, as amended, provides that the Company must, to the fullest extent permitted by the General Corporation Law of the State of Utah, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. The Company's By-laws further provide that the Company must indemnify its directors, officers, employees and agents to the fullest extent permitted by the Utah General Corporation Law and provides for the advancement of expenses incurred by such persons in advance of final disposition of any civil or criminal action, suit or proceeding, subject to repayment if it is ultimately determined that he or she was not entitled to indemnification. The indemnification and advancement of expenses provided in the By-laws are expressly deemed to not be exclusive of any other rights to which a person seeking indemnification or advancement of expenses may otherwise be entitled.

Item 6:

The Company has reviewed all of its computer related equipment, and has determined that all of the Company's equipment are Y2K certified

PART F/S

The following financial statements of Cyntech Technologies, Inc. are included in this Part F/S:

1. Balance Sheets at July 31, 1998 and 1999

2. Statements of Consolidated Operations for the Year Ended July 31, 1999 and the period from December 31, 1997 (date if inception) through July 31, 1998

3. Statements of Consolidated Shareholders' Deficit for the Year Ended July 31, 1999 and the period from December 31, 1997 (date if inception) through July 31, 1998

4. Statements of Consolidated Cash Flows for the Year Ended July 31, 1999 and the period from December 31, 1997 (date if inception) through July 31, 1998

5. Notes to Consolidated Financial Statements

                                SIGNATURES

In accordance with the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cyntech Technologies,Inc.


Date:                   November 8, 1999


By:             /s/     R. Frank Meyer
               -------------------------------
                        R. Frank Meyer, Chairman of the
                        Board, President and
                        Chief Executive Officer


By:             /s/     William F. Meyer
               -------------------------------
                        William F. Meyer, Director and
                        Treasurer

By:            /s/      Brian Hass
               -------------------------------
                        Brian Hass, Director and
                        Secretary

                          INDEPENDENT AUDITOR'S REPORT

                                Tanner & Company
                              Salt Lake City, Utah

CYNTECH TECHNOLOGIES, INC.
Consolidated Financial Statements
July 31, 1999 and 1998

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Index to Consolidated Financial Statements


--------------------------------------------------------------------------------





                                                                           Page
                                                                           ----

Independent Auditors' Report                                               F-2


Consolidated balance sheet                                                 F-3


Consolidated statement of operations                                       F-4


Consolidated statement of stockholders' deficit                            F-5


Consolidated statement of cash flows                                       F-6


Notes to consolidated financial statements                                 F-7



--------------------------------------------------------------------------------
                                                                             F-1

                                                    INDEPENDENT AUDITORS' REPORT


To the Board of Directors
and Stockholders of
Cyntech Technologies, Inc.

We have audited the accompanying consolidated balance sheet of Cyntech Technologies, Inc. and subsidiaries, (a developmental stage company), as of July 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' deficit and cash flows for the year ended July 31, 1999 and the period December 31, 1997 (date of inception) to July 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cyntech Technologies, Inc. and subsidiaries, as of July 31, 1999 and 1998 and the results of their operations and their cash flows for the year ended July 31, 1999 and the period December 31, 1997 (date of inception) to July 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has a deficit in working capital, a stockholders' deficit, and has incurred significant losses since inception. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in
Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


TANNER+CO.


Salt Lake City, Utah
October 1, 1999



                                                                                CYNTECH TECHNOLOGIES, INC.
                                                                           (A Developmental Stage Company)

                                                                                Consolidated Balance Sheet

                                                                                                  July 31,
----------------------------------------------------------------------------------------------------------



                                                                               1999              1998
                                                                       -----------------------------------
         Assets
         ------

Current assets:
     Cash                                                              $          10,000   $        11,000
     Receivables, net                                                              9,000                 -
     Prepaid expenses                                                          1,035,000                 -
     Deposits                                                                     76,000                 -
                                                                       -----------------------------------

                  Total current assets                                         1,130,000            11,000

Property and equipment, net                                                       34,000            43,000
                                                                       -----------------------------------

                  Total assets                                         $       1,164,000   $        54,000
                                                                       -----------------------------------

----------------------------------------------------------------------------------------------------------

         Liabilities and Stockholders' Deficit
         -------------------------------------

Current liabilities:
     Accounts payable                                                  $         182,000   $             -
     Accrued liabilities                                                         686,000           199,000
     Consulting fees payable                                                   1,150,000                 -
     Related party notes payable                                                 136,000            30,000
     Current portion of long-term debt                                            87,000                 -
                                                                       -----------------------------------

                  Total current liabilities                                    2,241,000           229,000
                                                                       -----------------------------------

Long-term debt                                                                         -            40,000
                                                                       -----------------------------------

Commitments and contingencies                                                          -                 -

Stockholders' deficit:
     Preferred stock, $.001 par value, 5,000,000 shares
       authorized, no shares issued and outstanding at
       July 31, 1999 and 1998                                                          -                 -
     Common stock, $.001 par value 100,000,000 shares
       authorized, 30,227,817 and 25,897,405 shares
       issued and outstanding at July 31, 1999
       and 1998, respectively                                                     30,000            26,000
     Additional paid-in capital                                                2,546,000         1,741,000
     Accumulated deficit                                                      (3,653,000)       (1,982,000)
                                                                       -----------------------------------

                  Total stockholders' deficit                                 (1,077,000)         (215,000)
                                                                       -----------------------------------

                  Total liabilities and stockholders' deficit          $       1,164,000   $        54,000
                                                                       -----------------------------------


----------------------------------------------------------------------------------------------------------
                                                                                                       F-3

See accompanying notes to consolidated financial statements.




                                                                                CYNTECH TECHNOLOGIES, INC.
                                                                           (A Developmental Stage Company)

                                                                      Consolidated Statement of Operations

----------------------------------------------------------------------------------------------------------

                                                                         December 31,
                                                                         1997 (Date of
                                                         Year Ended      Inception) to        Cumulative
                                                       July 31, 1999     July 31, 1998         Amounts
                                                     -----------------------------------------------------

Sales                                                $             -     $            -    $             -
                                                     -----------------------------------------------------

General and administrative expenses                        1,676,000          2,007,000          3,683,000
                                                     -----------------------------------------------------

                  Loss from operations                    (1,676,000)        (2,007,000)        (3,683,000)

Other income                                                   5,000             25,000             30,000
                                                     -----------------------------------------------------

                  Loss before income taxes                (1,671,000)        (1,982,000)        (3,653,000)

Income tax benefit                                                 -                  -                  -
                                                     -----------------------------------------------------

                  Net loss                           $    (1,671,000)    $   (1,982,000)   $    (3,653,000)
                                                     -----------------------------------------------------

Loss per share - basic and diluted                   $          (.06)    $         (.45)   $          (.19)
                                                     -----------------------------------------------------

Weighted average shares -
  basic and diluted                                       28,174,000          4,386,000         19,434,000
                                                     -----------------------------------------------------




----------------------------------------------------------------------------------------------------------
                                                                                                       F-4

See accompanying notes to consolidated financial statements.




                                                                                CYNTECH TECHNOLOGIES, INC.
                                                                           (A Developmental Stage Company)

                                                           Consolidated Statement of Stockholders' Deficit

                                                    December 31, 1997 (Date of Inception) to July 31, 1999
----------------------------------------------------------------------------------------------------------






                         Preferred Stock         Common Stock        Additional
                     -----------------------------------------------  Paid-In    Accumulated
                        Shares    Amount      Shares    Amount        Capital      Deficit       Total
                     -------------------------------------------------------------------------------------

Balance at
December 31, 1997
(date of inception)        -     $    -              - $       -   $         -  $         -   $          -

Issuance of common
stock for:
  Cash                     -          -     25,204,575    25,000        92,000            -        117,000
  Services                 -          -        692,830     1,000     1,649,000            -      1,650,000

Net loss                   -          -              -         -             -   (1,982,000)    (1,982,000)
                     -------------------------------------------------------------------------------------

Balance at
July 31, 1998              -          -     25,897,405    26,000     1,741,000   (1,982,000)      (215,000)

Issuance of common
stock for:
  Cash                     -          -         66,224         -        64,000            -         64,000
  Services                 -          -        864,188     1,000       885,000            -        886,000
  Deposit                  -          -        300,000         -        76,000            -         76,000

Acquisition of Carbon
Fiber Products, Inc.
(see note 1)               -          -      3,100,000     3,000      (247,000)           -       (244,000)

Issuance of common
stock options              -          -              -         -        27,000            -         27,000

Net loss                   -          -              -         -             -   (1,671,000)    (1,671,000)
                     -------------------------------------------------------------------------------------

Balance at
July 31, 1999              -     $    -     30,227,817  $ 30,000  $  2,546,000  $(3,653,000)  $ (1,077,000)
                     -------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------
                                                                                                       F-5

See accompanying notes to consolidated financial statements.



                                                                                CYNTECH TECHNOLOGIES, INC.
                                                                           (A Developmental Stage Company)

                                                                      Consolidated Statement of Cash Flows

----------------------------------------------------------------------------------------------------------




                                                                          December 31,
                                                                          1997 (Date of
                                                          Year Ended      Inception) to     Cumulative
                                                         July 31, 1999    July 31, 1998       Amounts
                                                       ---------------------------------------------------

Cash flows from operating activities:
     Net loss                                          $    (1,671,000)   $  (1,982,000)   $    (3,653,000)
     Adjustments to reconcile net loss to
       net cash used in operating activities:
         Depreciation                                            9,000                -              9,000
         Stock compensation expense                            885,000        1,650,000          2,535,000
         Stock option expense                                   27,000                -             27,000
         Increase in:
              Receivables                                       (2,000)               -             (2,000)
              Prepaid consulting fees                       (1,035,000)               -         (1,035,000)
         Increase in:
              Accounts payable                                       -                -                  -
              Accrued liabilities                              459,000          199,000            658,000
              Consulting fees payable                        1,150,000                -          1,150,000
                                                       ---------------------------------------------------

                  Net cash used in
                  operating activities                        (178,000)        (133,000)          (311,000)
                                                       ---------------------------------------------------

Cash flows from investing activities-
     purchase of property and equipment                              -          (43,000)           (43,000)
                                                       ---------------------------------------------------

Cash flows from financing activities:
     Increase in related party note payable                    106,000           30,000            136,000
     Proceeds from long-term debt                                7,000           40,000             47,000
     Issuance of common stock                                   64,000          117,000            181,000
                                                       ---------------------------------------------------

                  Net cash provided by
                  financing activities                         177,000          187,000            364,000
                                                       ---------------------------------------------------

Net (decrease) increase in cash                                 (1,000)          11,000             10,000

Cash, beginning of period                                       11,000                -                  -
                                                       ---------------------------------------------------

Cash, end of period                                    $        10,000    $      11,000    $        10,000
                                                       ---------------------------------------------------


----------------------------------------------------------------------------------------------------------
                                                                                                       F-6

See accompanying notes to consolidated financial statements.


                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)

                                      Notes to Consolidated financial statements

                                                                   July 31, 1999
--------------------------------------------------------------------------------


1.   Organization and Presentation

On  December  22,  1998,  Cyntech  Technologies,  Inc.  (formerly  Carbon  Fiber
Products, Inc.) (CTI) purchased Cyntech Technologies - Nevada (CTI-Nev) and Cynetch of Chambers County (the Acquirees) (collectively the Company). The terms of the agreement provide that the Acquirees will be wholly-owned subsidiaries of CTI, and the stockholders of the Acquirees received 25,900,000 shares of CTI common stock.

The consolidated financial statements at July 31, 1999 and 1998 assumes the acquisition of CTI by the Acquirees occurred December 31, 1997 (date of inception). Because the shares issued in the acquisition of the Acquirees represent control of the total shares of CTI's common stock issued and outstanding immediately following the acquisition, the Acquirees are deemed for financial reporting purposes to have acquired CTI in a reverse acquisition. The business combination has been accounted for as a recapitalization of CTI giving effect to the acquisition of 100% of the outstanding common shares of the Acquirees The surviving entity reflects the assets and liabilities of CTI and the Acquirees at their historical book value. The issued common stock is that of CTI and the accumulated deficit and the statement of operations is that of the Acquirees from December 31, 1997 (date of inception) through July 31, 1998 and the year ended July 31, 1999 and that of CTI from December 23, 1998 through July 31, 1999. Separate breakout of operations for CTI have been presented in footnote #13 as the amounts reflect only the discontinued operations of Carbon Fiber Products, Inc.


2.   Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated  financial  statements include the accounts of the Company, and
its  consolidated  subsidiaries.   All  significant  intercompany  balances  and
transactions have been eliminated.

Development Stage Company

The Company is considered a development stage Company as defined in SFAS No. 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

--------------------------------------------------------------------------------
                                                                             F-7

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)

                                      Notes to Consolidated Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies Continued

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes all cash and investments with original maturities to the Company of three months or less.

Prepaid Expenses and Consulting Fees

During the year ended July 31, 1999, the Company entered into consulting agreements which require payments totaling $1,150,000. At July 31, 1999, $1,035,000 of these fees are considered prepaid based upon management's estimate of the completion of services received by the Company. Under the terms of the agreement, the Company was required to pay the $1,150,000 price due July 31, 1999.

Deposits

Deposits consist of unrefundable amounts paid towards the option to acquire a future interest in another unrelated entity. The option expires December 15, 1999.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation on property and equipment are determined using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on sale of property and equipment are reflected in operations.

Revenue Recognition

Revenue is recognized upon shipment of product or performance of services.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting.


--------------------------------------------------------------------------------
                                                                             F-8

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)

                                      Notes to Consolidated Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies Continued

Loss Per Share

The computation of basic loss per common share is based on the weighted average number of shares outstanding during the period.

The computation of diluted loss per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the period. Common stock equivalents are not included in the diluted loss per share calculation when their effect is antidilutive.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


3.   Going Concern

The accompanying consolidated financial statements of Cyntech Technologies, Inc. and subsidiaries, have been prepared on a going- concern basis, which contemplates profitable operations and the satisfaction of liabilities in the normal course of business. There are uncertainties that raise substantial doubt about the ability of the Company to continue as a going concern. As shown in the statement of operations, the Company has had no revenues from operations and has reported net losses since inception and has a stockholder's deficit of $1,077,000.

The Company's continuation as a going concern is dependent upon its ability to satisfactorily meet its debt obligations, secure adequate new financing and generate sufficient cash flows from operations to meet its obligations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Management has entered into a plan where it is pursuing other financing and searching for additional business opportunities. It is not known if the Company will be successful.


--------------------------------------------------------------------------------
                                                                             F-9

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)

                                      Notes to Consolidated Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------

4.   Property and Equipment

Property and equipment consists of the following:

                                                      July 31,
                                        -----------------------------------
                                               1999             1998
                                        -----------------------------------

Computer equipment and fixtures         $           13,000  $        13,000
Job site trailer                                    30,000           30,000
                                        -----------------------------------

                                                    43,000           43,000

Less accumulated depreciation
  and amortization                                  (9,000)               -
                                        -----------------------------------

                                        $           34,000  $        43,000
                                        -----------------------------------



5.   Long-Term Debt

Long-term debt consists of the following:


                                                      July 31,
                                        -----------------------------------
                                               1999             1998
                                        -----------------------------------
Unsecured non-interest bearing
note payable to an individual due
in full on January 20, 2000             $           15,000  $        15,000

Unsecured non-interest bearing
note payable to an individual due
in full on December 31, 1999
                                                    25,000           25,000



--------------------------------------------------------------------------------
                                                                            F-10

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)

                                      Notes to Consolidated Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------

5.   Long-Term Debt Continued

Unsecured non-interest bearing
note payable to a Company due in
full on December 31, 1999                            7,000                -

Unsecured note payable to a
shareholder, of the Company
bearing interest at prime + 2%,
due on demand                                       40,000                -
                                        -----------------------------------

                                                    87,000           40,000

     Less current portion                          (87,000)               -
                                        -----------------------------------

                                        $                -  $        40,000
                                        -----------------------------------



6.   Income Taxes

The benefit for income taxes is different from amounts which would be provided by applying the statutory federal income tax rate to loss before benefit for income taxes for the following reasons:


                                     Year        December 31,
                                    Ended       1997 (Date of
                                   July 31,     Inception) to     Cumulative
                                     1999       July 31, 1998       Amounts
                               -------------------------------------------------

Federal income tax benefit
  at statutory rate            $        568,000  $      674,000  $    1,242,000
Change in valuation
  allowance                            (568,000)       (674,000)     (1,242,000)
                               -------------------------------------------------

                               $              -  $            -  $            -
                               -------------------------------------------------



--------------------------------------------------------------------------------
                                                                            F-11

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)

                                      Notes to Consolidated Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------


6.   Income Taxes  Continued

Deferred tax assets (liabilities) consist of the following:

                                                     July 31,
                                        -----------------------------------
                                               1999             1998
                                        -----------------------------------

Net operating loss carryforward         $      1,242,000  $       674,000
Valuation allowance                           (1,242,000)        (674,000)
                                        -----------------------------------

                                        $              -  $            -
                                        -----------------------------------


At July 31, 1999, the Company has net operating loss carryforwards available to offset future taxable income of approximately $3,600,000, which will begin to expire in 2018. The utilization of the net operating loss carryforward is dependent upon the tax laws in effect at the time the net operating loss carryforwards can be utilized. The Tax Reform Act of 1986 significantly limits the annual amount that can be utilized for certain of these carryforwards as a result of a change in ownership.


7.   Supplemental Cash Flow Disclosure

Actual amounts paid for interest and income taxes are as follows:


                                           December 31,
                             Year         1997 (Date of
                            Ended         Inception) to      Cumulative
                        July 31, 1999     July 31, 1998        Amounts
                      -----------------------------------------------------

Interest              $        2,000      $      1,000       $    3,000
                      -----------------------------------------------------

Income taxes          $            -      $          -       $        -
                      -----------------------------------------------------



--------------------------------------------------------------------------------
                                                                            F-12

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)

                                      Notes to Consolidated Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------

7.   Supplemental Cash Flow Disclosure Continued

During the year ended July 31, 1999:

o The Company purchased all of the outstanding common stock of Carbon Fiber Products, Inc. in a reverse acquisition transaction. The Company issued 3,100,000 shares of common stock and recorded net liabilities from the acquisition of $243,000.

o The Company made a deposit for the option to purchase an interest in another company by issuing 300,000 shares of common stock and increasing an asset by $76,000.


8.   Stock Options

Information regarding stock options is summarized below:


                                                              Range of
                                            Number of         Exercise
                                             Options           Prices
                                        -----------------------------------

Outstanding at December 31,
  1997 (date of inception)                           -    $           -
     Granted                                 3,508,000       .001 - .25
                                        -----------------------------------

Outstanding at July 31, 1998                 3,508,000       .001 - .25
     Granted                                   388,000              .25
                                        -----------------------------------

Outstanding at July 31, 1999                 3,896,000    $  .001 - .25
                                        -----------------------------------



9.   Stock-Based Compensation

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized in the financial statements for common stock equivalents issued to employees at or above the market price of the stock on the date of the grant. Had compensation cost for the Company's stock options been determined based on the fair value at the grant date for awards, consistent with the provisions of SFAS no. 123 the Company's loss and loss per share would be as follows:


--------------------------------------------------------------------------------
                                                                            F-13

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)

                                      Notes to Consolidated Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------

9.   Stock-Based Compensation Continued

                                                            December 31,
                                                            1997 (Date of
                                            Year Ended      Inception) to
                                          July 31, 1999     July 31, 1998
                                        -----------------------------------

Net loss - as reported                  $      (1,671,000) $     (1,982,000)
Net loss - pro forma                    $      (1,678,000) $     (2,021,000)
Loss per share - as reported            $            (.06) $           (.45)
Loss per share - pro forma              $            (.06) $           (.46)
                                        -----------------------------------


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:


Expected dividend yield                                   $               -
Expected stock price volatility                                           -
Risk-free interest rate                                                  5%
Expected life of options                                       2 to 6 years
                                                          -----------------

The weighted average fair value of options granted during 1999 and 1998 was $.03 each period.

The following table summarizes information about stock options outstanding at July 31, 1999.


                 Options Outstanding                     Options Exercisable
              ------------------------------------------------------------------
                             Weighted
                              Average
                 Number      Remaining    Weighted      Number       Weighted
   Range of    Outstanding  Contractual    Average    Exercisable    Average
   Exercise        at          Life       Exercise        at         Exercise
    Prices       7/31/99      (Years)       Price       7/31/99       Price
--------------------------------------------------------------------------------

$         .001      460,000     1.4     $        .001      460,000   $      .001
     .20 - .25    3,436,000     2.4               .21    2,861,000           .21
--------------------------------------------------------------------------------

$   .001 - .25    3,896,000     2.3     $         .18    3,321,000   $       .18
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                            F-14

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)

                                      Notes to Consolidated Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------

10.  Related Party Transactions

During the year ended July 31, 1999:

o The Company had unsecured notes payable due to a shareholder and entities owned by a shareholder totaling $136,000. Each note has a stated interest rate of 9% and is payable on demand.

o During the year, the Company had consulting expenses of approximately $414,000 to shareholders of the Company.

During the period from December 31, 1997 (date of inception) to July 31, 1998:

o The Company had a unsecured note payable due to a shareholder totaling $30,000. The note had a stated interest rate of 9% and is payable on demand. During July 31, 1998, interest expense of approximately $1,000 was recognized on obligations due to the shareholder.

o The Company purchased fixed assets totaling approximately $43,000 from a shareholder.

o During the year, the Company had consulting expense of approximately $242,000 to shareholders of the Company.


11.  Commitments and Contingencies

Licensing Agreement

During 1999, the Company entered into a license agreement, which grants the Company the exclusive right to certain technologies developed by another company. Under the agreement, the Company is obligated to pay $500,000 for each plant site selection, preliminary engineering, plant permitting, public hearings, meetings with government officials, and final engineering done by this company; another $250,000 for phase II of each plant and another $250,000 for phase III, of each plant. In addition the Company shall pay a monthly license fee of 7% of gross income to the company for each plant. During the year ended July 31, 1999 there were no payments required under this agreement. An officer/shareholder of the Company is a shareholder in the company with whom the licensing agreement is with.


--------------------------------------------------------------------------------
                                                                            F-15

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)

                                      Notes to Consolidated Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------

11.  Commitments and Contingencies Continued

Consulting Agreements

The Company has a consulting agreement with an officer/shareholder, which requires annual payments of $144,000 and reimbursable costs of $18,000 a year for office and vehicle lease. The agreement expires on December 31, 2007.

The Company has a consulting agreement with a company, which requires annual payments of $63,000. The Company was also granted 1,000,000 stock options which expire December 31, 2004. The agreement expires on September 30, 2002.

The Company has a consulting agreement with a shareholder, which requires annual payments of $12,000. The agreement expires on December 31, 2007.


Contingencies

The Company may become or is subject to investigations, claims or lawsuits ensuing out of the conduct of its business. The Company is currently not aware of any such item which it believes could have a material affect of its financial position.


12.  Fair Value of Financial Instruments

None of the Company's debt instruments are held for trading purposes. The Company estimates that the fair value of all financial instruments at July 31, 1999, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgement is necessarily required in the interpreting of market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.


13.  Discontinued Operations of Carbon Fiber Products, Inc.

As a result of the reverse acquisition (see note 1), the business activity of CTI was changed. The discontinued operations of Carbon Fiber Products, Inc. resulted in a net loss of $1,139,000 and $1,112,000 for the year end July 31, 1998 and the period from August 1, 1998 to December 22, 1998, respectively.

--------------------------------------------------------------------------------
                                                                            F-16